Exhibit 99.2 Dear Shareholders, We kicked off 2024 with continued momentum in both top line and bottom line performance and delivered strong first quarter 2024 results. We are proud of generating $9.7 million of free cash flow in the quarter, the second consecutive quarter of positive free cash flow, and the third consecutive quarter of non-GAAP operating profit. Our focus on disciplined execution enabled us to generate revenue growth and increase our customer base efficiently and profitably. We are thrilled to welcome Susan Dunn as our new Chief Revenue Officer who will lead our GTM teams and drive our growth . Having spent 32 years at NielsenIQ, most recently as its Chief Revenue Officer, Susan knows the market research world well. She has deep experience delivering the business value and operating impact of market intelligence to many of the largest consumer brands in the world. We are excited to welcome Susan to the team and are confident that she is the ideal sales leader to drive our next phase of growth and expansion. Our Business Performance Total revenue for the first quarter of 2024 (Q1-24) was $59.0 million, an increase of 12% compared to $52.8 million for the first quarter of 2023 (Q1-23), at the high end of our estimate range. 1 Similarweb Q1 2024 Shareholder Letter

Exhibit 99.2 We continue to see strong demand at the top-of-funnel from companies of all sizes who appreciate the criticality of our digital data for their business. The graph above illustrates that our revenue growth has begun to accelerate . During the quarter we closed 4 customer contracts each in excess of $1 million in booking value, continuing the momentum we experienced at the end of 2023. At the same time, our ARR customer base increased to 4,844 accounts as of March 31, 2024, representing 16% growth year-over-year. The average annual revenue per customer was approximately $49 thousand, slightly lower than Q1-23. As we shared previously, this trend follows the launch of Similarweb 3.0 which enables new customers to begin realizing value from our solutions at lower entry-level pricing and packaging and expand over time, based on their data consumption and increased usage. 2 Similarweb Q1 2024 Shareholder Letter

Exhibit 99.2 As our global customer base continued to expand overall in Q1-24, the number of customers who generate more than $100K in ARR grew from 344, as of March 31, 2023, to 378, as of March 31, 2024, representing an increase of 10% YoY. The ARR from this important customer segment has grown nearly 18% versus Q1-2023 and represents 58% of our total ARR, as of March 31, 2024. In Q1-24, we achieved an overall net revenue retention (NRR) rate of 98% and an NRR rate of 107% for our $100K+ annual recurring revenue customer segment, consistent with the results in Q4-23. 3 Similarweb Q1 2024 Shareholder Letter

Exhibit 99.2 Our Strategy We believe that our growth and innovation in the constantly evolving and rapidly growing digital landscape demonstrates that we have remained a recognized leader in digital intelligence for over a decade and continues into 2024. Our overall strategy consists of three pillars: 1. Establishing, maintaining, and enhancing substantial advantages in digital data and technology innovation 2. Delivering considerable return on investment (ROI) for our customers through our digital intelligence solutions 3. Executing our go-to-market strategies, catalyzed by smart investments and operational discipline At our core, we are a data and analytics company. Our unique data asset, Similarweb Digital Data, consists of our proprietary estimations of the performance of companies, markets, products, consumer behavior and trends in the digital world. Our world-class team of over 250 data scientists, engineers, developers and analysts gathers billions of unrefined data points amounting to close to one percent of online transactions and interactions, and then transforms them into a comprehensive view of the internet across the web and mobile continuum. We deliver Similarweb Digital Data to our customers via Software-as-a-Service (SaaS) solutions, Data-as-a-Service (DaaS), and recurring Advisory Services. Our customers rely on our mission-critical offerings to power data-driven growth 4 Similarweb Q1 2024 Shareholder Letter

Exhibit 99.2 decisions that they make in their businesses, to devise strategy, acquire customers, and increase monetization. We continue to invest in and enhance the comprehensiveness of Similarweb Digital Data. One highlight of Q1-24 was the acquisition of Admetricks in March. Based in Santiago, Chile, Admetricks is renowned among corporates and marketing agencies for its rich ad intelligence data in the Latin American market. Online display advertising is estimated to attract $174.4 billion of spending in 2024 according to Statista, and, for certain global brands, already comprises 60% of the global advertising budget. Ad intelligence is an important tool for corporates and marketing agencies as it enables brands to optimize their customer acquisition and brand strategies across a variety of platforms. This acquisition complements our technological strengths and broadens our customer reach, offering a more comprehensive solution for digital marketing and display advertising analytics. Over the next few quarters, we intend to leverage our existing digital data along with the Admetricks team’s expertise to enhance our Similarweb Digital Data and launch what we believe will be the best and most comprehensive digital advertising intelligence offering in the market. This new and improved data set will be used across our product portfolio to expand all of our solutions across all the use cases we serve. We are building a global ad Intelligence module within our Digital Marketing Intelligence solution. We will leverage ad intelligence data to deepen our brand and product-level insights within Shopper Intelligence, enrich Stock Intelligence with additional digital signals into company performance for investors, and enhance Sales Intelligence with ad spend intelligence to enable our customers to improve their sales efficiency. Our ability to leverage and monetize our Similarweb Digital Data across all of our solutions is differentiated and something that we are uniquely positioned to realize. Building on the transformative impact of generative AI and following the successful launch of SimilarAsk, our AI-driven digital intelligence assistant last year, we are excited to introduce SAM, Similarweb's AI-powered Sales Assistant Module. SAM is designed to enhance sales efficiency and effectiveness by automatically delivering precise, data-driven insights about prospects directly into our customers’ sales workflows. SAM uses AI text generation to suggest sales messages that are more likely to resonate with potential customers. We expect this capability to have a great impact on the way Sales representatives communicate online as they approach prospects. The mix of Similarweb’s 5 Similarweb Q1 2024 Shareholder Letter

similarweb
Exhibit 99.2

Digital Data and LLM (Large Language Model) delivers unique value that we are still uncovering. Since launching the beta version, early adopters such as DHL and Visualsoft have optimized their sales prospecting and realized substantial increases in outreach response rates. Another customer, one of the largest global payment companies, experienced an increase of approximately 20X in response rates to their personalized outreach powered by SAM, compared to other solutions. The SAM beta is now open to our users and we are looking forward to seeing its adoption and impact over time.

As we meet with our customers around the world, we are encouraged to learn about the tangible ROI that they are realizing from Similarweb and the impact it is making on their businesses. Recently, a leading global beauty brand determined that its branded search traffic and resulting product purchases were being captured by its competitors. Using the Similarweb Search Tracker and our Keyword Analysis features, the customer adapted its marketing strategy and prevented the loss of millions of dollars of revenue while strengthening its position in the highly dynamic marketplace. This is a typical use case that cannot be performed with traditional campaign management systems.

In its Spring 2024 Report, G2 recognized us as a leader across six categories in multiple regions and across businesses of all sizes, highlighting our dedication to product innovation and customer-centric solutions.


On Spring 2024 G2 Report, Similarweb recognized as leader with 90 badges across the board
IN 6 KEY CATEGORIES
Leader
SPRING
2024
Competitive Intelligence
Content Analytics
SEO Tools
Digital Advertising Intelligence
Market Intelligence
ACROSS ALL BUSINESS SIZES
Leader
Leader
Enterprise
Leader
Small Business
WORLDWIDE
INVESTOR PRESENTATION Q1 2024
similarweb

6 Similarweb Q1 2024 Shareholder Letter

Exhibit 99.2 Our Financial Results When examining our financial results, please note that references to expenses and operating results (other than revenue) are presented both on a GAAP and on a non-GAAP basis below, and that all non-GAAP results are reconciled to the most directly comparable GAAP results in the financial statements exhibits presented at the end of this letter. Revisiting our top line results, in Q1-24 we delivered revenue of $59.0 million, reflecting 12% YoY growth driven primarily by an increase in the number of customers. The vast majority of our revenue is annual recurring revenue with minimum subscription terms of one year. We continue to increase the number of customers with multi-year subscription terms. As of the end of Q1-24, 42% of our ARR was generated from customers with multi-year subscription commitments, compared to 40% at the same time last year. We continue to believe this is a strong indicator of the long-term durability of our customer relationships and demand for our solutions. Our GAAP gross profit totaled $46.3 million and our non-GAAP gross profit totaled $47.5 million in Q1-24, compared to $40.7 million and $42.1 million in Q1-23, respectively. Non-GAAP gross margin expanded to 81% in Q1-24, versus 80% in Q1-23. Our GAAP operating expenses decreased to $49.0 million and our non-GAAP operating expenses decreased to $44.7 million in Q1-24, down from $53.8 million and $49.3 million in Q1-23, respectively, largely reflecting our focus on operating efficiency. Non-GAAP operating expenses represented 76% of revenue in Q1-24 as compared to 93% of revenue in Q1-23. Specific components of our first quarter 2024 operating expenses: Our GAAP research and development investment decreased to $13.5 million and our non-GAAP research and development investment decreased to $12.1 million in Q1-24, down from $14.4 million and $13.0 million in Q1-23, respectively. As a percentage of revenue, non-GAAP research & development expense was 21% in Q1-24, an improvement of 4 percentage points versus Q1-23. GAAP sales and marketing expenses decreased to $25.2 million and non-GAAP sales and marketing expenses decreased to $23.8 million in Q1-24, down from $28.7 million and 7 Similarweb Q1 2024 Shareholder Letter

Exhibit 99.2 $27.1 million in Q1-23, respectively, driven primarily by our ongoing efforts to align our resources with our growth trajectory. As a percentage of revenue, non-GAAP sales & marketing expense was 40% in Q1-24, as compared to 51% in Q1-23. An operating tenet in our model is that our sales and marketing costs are divided with approximately 50% to 55% attributable to new customer acquisition (land), and the remaining 45% to 50% attributable to retention, upselling and cross-selling (expand) of our existing customer base. When analyzing our investment in customer acquisition costs (CAC) for growth efficiency, we track an estimated payback period. This metric has historically averaged between 15 and 16 months on a gross profit basis over the trailing four quarters. As of Q1-24, the average payback is ranging between 20 and 21 months, primarily due to longer sales cycles over the last year. Payback from expansion and customer retention costs (CRC) is faster than payback on new customer CAC such that we are generating a 55%-60% contribution margin on our recurring customer base which contributes meaningfully to our growth efficiency. We intend to continue to invest in customer acquisition to support future growth, as well as in customer retention to drive NRR and to increase the lifetime value of our customers. GAAP general and administrative costs decreased to $10.2 million from $10.7 million in Q1-23, and our non-GAAP general and administrative costs decreased to $8.9 million in Q1-24 from $9.2 million in Q1-23. As a percentage of revenue, non-GAAP general & administrative expense was 15% in Q1-24, an improvement of 3 percentage points compared to Q1-23. Looking at our bottom line, Q1-24 GAAP operating loss was ($2.7) million or (5%) of revenue, compared to ($13.1) million or (25%) of revenue for the first quarter of 2023. Q1-24 non-GAAP operating profit was $2.8 million or 5% of revenue, compared to operating loss of ($7.2) million or (14%) of revenue for the first quarter of 2023, and exceeded our forecast. This is our third consecutive profitable quarter on a non-GAAP basis. Our dedication to achieving profitable growth over the last year, yielded significant operating efficiencies across the business, which drove operating margin improvement of 19 percentage points year over year in Q1-24. 8 Similarweb Q1 2024 Shareholder Letter

Exhibit 99.2 * non-GAAP We believe that a strong indication of future performance is our deferred revenue, which was $108.4 million at the end of Q1-24, compared to $101.4 million at the same time last year. Our Remaining Performance Obligations (RPO) totaled $213.6 million at the end of Q1-24, up from $174.0 million at the end of Q1-23. We expect to recognize approximately 75% of total Q1-24 RPO as revenue over the next 12 months. We ended the first quarter with $54.9 million in cash and cash equivalents and no outstanding debt. Net cash generated from operating activities was an all-time high of $10.1 million in Q1-24, compared to $0.3 million in Q1-23. Normalized free cash flow was a record $9.7 million in Q1-24, compared to negative $0.6 million in Q1-23. Importantly, this is our second consecutive quarter in which we achieved positive free cash flow, which we aimto sustain going forward. Our Business Outlook In the second quarter of 2024 (Q2-24), we expect total revenue in the range of $60.0 million to $60.5 million, representing approximately 12% YoY growth at the midpoint of the range. For the full year of 2024, we expect total revenue in the range of $242.0 million to $246.0 million, representing approximately 12% growth YoY at the midpoint of the range. We expect non-GAAP operating profit for Q2-24 to be in the range of $1.5 million to $2.0 million. For the full year of 2024, we expect non-GAAP operating profit to be between $7.0 million and $9.0 million, an increase from our previous outlook. 9 Similarweb Q1 2024 Shareholder Letter

Exhibit 99.2 We are focused on making progress towards becoming a “Rule of 40” company on an annual basis over time and we aim to achieve non-GAAP operating profit and positive free cash flow on a normalized basis in each quarter of 2024. Our Focus on Profitable Growth We continue to be focused on generating profitable growth. Our strategic objectives for the year have not changed and we are pleased at the progress that we have made. First, we seek to land more new strategic accounts and to retain and expand our current strategic accounts. Second, we are focused on increasing net retention across our customers. Third, we intend to continue to innovate in our product line. Lastly, we will continue to operate efficiently. While we anticipate that global macroeconomic conditions may continue to present some challenges for our customers and us for the remainder of the year, we believe that much of our strategic objectives to capture positive trends and improve our execution are within our control. We are proud of our dedicated team who never cease to challenge one another to ideate, innovate and deliver. Thank you for your continued support as a shareholder. Sincerely, Or Offer Founder and Chief Executive Officer Jason Schwartz Chief Financial Officer 10 Similarweb Q1 2024 Shareholder Letter

Exhibit 99.2 Consolidated Balance Sheets 11 Similarweb Q1 2024 Shareholder Letter

Exhibit 99.2 Consolidated Statements of Comprehensive Income (Loss) 12 Similarweb Q1 2024 Shareholder Letter

Exhibit 99.2 Share-based compensation costs included above: 13 Similarweb Q1 2024 Shareholder Letter

Exhibit 99.2 Consolidated Statements of Cash Flows 14 Similarweb Q1 2024 Shareholder Letter

Exhibit 99.2 15 Similarweb Q1 2024 Shareholder Letter

Exhibit 99.2 Reconciliation of GAAP gross profit to Non-GAAP gross profit 16 Similarweb Q1 2024 Shareholder Letter

Exhibit 99.2 Reconciliation of GAAP operating loss to Non-GAAP operating (loss) income 17 Similarweb Q1 2024 Shareholder Letter

Exhibit 99.2 Reconciliation of GAAP operating expenses to non-GAAP operating expenses 18 Similarweb Q1 2024 Shareholder Letter

Exhibit 99.2 Reconciliation of net cash provided by operating activities (GAAP) to Free cash flow and Normalized free cash flow Forward-Looking Statements This letter to shareholders contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements relating to our guidance for the second quarter and full year of 2024 described under "Business Outlook,” the expected performance of our business, future financial results, strategy, long-term growth and overall future prospects, and our acquisitions and our offerings, our customers’ continued investment in digital transformation and reliance on digital intelligence and the size of, and our ability to capitalize on, our market opportunity. Forward-looking statements include all statements that are not historical facts. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential,” or similar words. These forward-looking statements reflect our current views regarding our intentions, products, services, plans, expectations, strategies and prospects, which are based on information currently available to us and assumptions we have made. Actual results may differ materially from those described in such forward-looking statements and are subject to a number of known and unknown risks, uncertainties, other factors and assumptions that are beyond our control. Such risks and uncertainties include, without limitation, risks and uncertainties associated with: (i) our expectations regarding our revenue, expenses and other operating results; (ii) our ability to acquire new customers and successfully retain existing customers; (iii) our ability to increase usage of our solutions and upsell and cross-sell additional solutions; (iv) our 19 Similarweb Q1 2024 Shareholder Letter

Exhibit 99.2 ability to achieve or sustain profitability; (v) anticipated trends, growth rates, rising interest rates, rising global inflation and current macroeconomic conditions, and challenges in our business and in the markets in which we operate, and the impact of Israel's war with Hamas and other terrorist organizations on geopolitical and macroeconomic conditions or on our company and business; (vi) future investments in our business, our anticipated capital expenditures and our estimates regarding our capital requirements; (vii) the costs and success of our sales and marketing efforts and our ability to promote our brand; (viii) our reliance on key personnel and our ability to identify, recruit and retain skilled personnel; (ix) our ability to effectively manage our growth, including continued international expansion; (x) our reliance on certain third party platforms and sources for the collection of data necessary for our solutions; (xi) our ability to protect our intellectual property rights and any costs associated therewith; (xii) our ability to identify and complete acquisitions that complement and expand our reach and platform; (xiii) our ability to comply or remain in compliance with laws and regulations that currently apply or become applicable to our business, including in Israel, the United States, the European Union, the United Kingdom and other jurisdictions where we elect to do business; (xiv) our ability to compete effectively with existing competitors and new market entrants; and (xv) the growth rates of the markets in which we compete. These risks and uncertainties are more fully described in our filings with the Securities and Exchange Commission, including in the section entitled “Risk Factors” in our Form 20-F filed with the Securities and Exchange Commission on February 28, 2024, and subsequent reports that we file with the Securities and Exchange Commission. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties, and assumptions, we cannot guarantee future results, levels of activity, performance, achievements, or events and circumstances reflected in the forward-looking statements will occur. Forward-looking statements represent our beliefs and assumptions only as of the date of this letter, May 7, 2024. Except as required by law, we undertake no duty to update any forward-looking statements contained in this letter as a result of new information, future events, changes in expectations, or otherwise. Certain information contained in this letter relates to or is based on studies, publications, surveys, and other data obtained from third-party sources and the Company's own internal estimates and research. While the Company believes these third-party sources to be reliable as of the date of this letter, it has not independently verified, and makes no representation as to the adequacy, fairness, accuracy, or completeness of any information obtained from third-party sources. In addition, all of the market data included in this letter involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. Finally, while we believe our own internal research is reliable, such research has not been verified by any independent source. 20 Similarweb Q1 2024 Shareholder Letter

Exhibit 99.2 Non-GAAP Financial Measures This letter to shareholders contains certain financial measures that are expressed on a non-GAAP basis. We use these non-GAAP financial measures internally to facilitate analysis of our financial and business trends and for internal planning and forecasting purposes. We believe these non-GAAP financial measures, when taken collectively, may be helpful to investors because they provide consistency and comparability with past financial performance by excluding certain items that may not be indicative of our business, results of operations, or outlook. However, non-GAAP financial measures have limitations as an analytical tool and are presented for supplemental informational purposes only. They should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. Free cash flow represents net cash provided by (used in) operating activities less capital expenditures and capitalized internal-use software costs. Normalized free cash flow represents free cash flow less capital investments related to the Company's headquarters, payments received in connection with these capital investments and deferred payments related to business combinations. Non-GAAP operating income (loss), non-GAAP operating margin, non-GAAP gross profit, non-GAAP gross margin, non-GAAP research and development expenses, non-GAAP sales and marketing expenses, and non-GAAP general and administrative expenses represents the comparable GAAP financial figures, less share-based compensation, adjustments, and payments related to business combinations, amortization of intangible assets, and certain other non-recurring items, as applicable and indicated in the above tables. Other Metrics Customer acquisition costs (CAC) represent the portion of sales and marketing expenses allocated to acquire new customers. Customer retention costs (CRC) represent the portion of sales and marketing expenses allocated to retain existing customers and to increase existing customers’ subscriptions. Annual recurring revenue (ARR) represents the annualized subscription revenue we would contractually expect to receive from customers assuming no increases or reductions in their subscriptions. CAC payback period is the estimated time in months to recover CAC in terms of incremental gross profit that newly acquired customers generate. Net retention rate (NRR) represents the comparison of our ARR from the same set of customers as of a certain point in time, relative to the same point in time in the previous year, expressed as a percentage. 21 Similarweb Q1 2024 Shareholder Letter